Exhibit 21.1
SUBSIDIARIES OF RADIUS HEALTH, INC.

Legal Name of Subsidiary	Jurisdiction of Organization
Radius Global Support, Inc.	Delaware
Radius Health Securities Corporation	Massachusetts
Radius International Limited	United Kingdom
Radius Pharmaceuticals (Bermuda) Ltd.	Bermuda
Radius Pharmaceuticals, Inc.	Delaware